SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Notice of Shareholder Meeting and Record Date as filed on SEDAR on December 23, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 24, 2009	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
	Name:	Sandra Hall
	Title:	President

EQUITY
TRANSFER & TRUST COMPANY

Lori Thompson Account Manager,
Client Services Telephone:
416.361.0930 Ext. 243
Ithompson@eguitytransfer.com

VIA ELECIRONIC TRANSMISSION

December 15, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	EAGLEFORD ENERGY INC. Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders EAGLEFORD ENERGY INC.

1.	ISIN: CUSIP:	CA27004B1040 27004BI04
2.	Date Fixed for the Meeting:	February 9, 2010
3.	Record Date for Notice:	January 4, 2010
4.	Record Date for Voting:	January 4, 2010
5.	Beneficial Ownership Determination Date:	January 4, 2010
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:
"Phuong Coo" Administrator,
Client Services